UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2017 AND 2016

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of September 30, 2017 and 2016, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$8,480 million and NT$6,263 million, which represented 2.21% and 1.67% of the total consolidated assets as of September 30, 2017 and 2016, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$197 million, NT$200 million, NT$156 million and NT$272 million, which represented 6.89%, 10.25%, 2.58% and 7.20% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2017 and 2016, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$171 million, NT$(303) million, NT$1,311 million and NT$(250) million, which represented 12.26%, 66.36%, 47.32% and 69.58% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed and become effective by Financial Supervisory Commission of the Republic of China.

/s/Kuo, Shao-Pin

/s/Chiu, Wan-Ju

Ernst & Young, Taiwan

October 25, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2017, December 31, 2016 and September 30, 2016 (September 30, 2017 and 2016 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2017	December 31, 2016	September 30, 2016
Current assets
Cash and cash equivalents	6(1)	$ 69,938,407	$ 57,578,981	$ 55,266,242
Financial assets at fair value through profit or loss, current	6(2), 12(7)	844,078	714,169	750,848
Notes receivable		17,897	8,029	4,728
Accounts receivable, net	6(3)	22,391,461	22,901,461	22,302,289
Accounts receivable-related parties, net	7	200,273	136,910	58,539
Other receivables		1,022,240	918,652	942,464
Current tax assets		606,441	38,022	53,089
Inventories, net	6(4)	17,102,326	16,997,815	17,166,603
Prepayments		11,106,044	10,851,786	9,735,537
Other current assets		1,480,280	323,769	689,384
Total current assets		124,709,447	110,469,594	106,969,723

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 12(7)	173,400	214,735	211,458
Available-for-sale financial assets, noncurrent	6(5), 7, 12(7)	21,055,861	20,415,541	23,138,261
Financial assets measured at cost, noncurrent	6(6)	2,530,440	2,760,615	2,774,368
Investments accounted for under the equity method	6(7)	10,967,948	11,375,608	11,675,338
Property, plant and equipment	6(8), 8	207,366,990	224,983,404	215,414,139
Intangible assets	6(9), 7	3,872,587	4,088,303	4,245,239
Deferred tax assets	6(22)	6,159,208	4,981,169	3,810,263
Prepayment for equipment		1,336,900	1,178,736	1,103,449
Refundable deposits	8	2,090,029	2,203,658	2,245,521
Other noncurrent assets-others		3,910,223	3,983,819	3,371,532
Total non-current assets		259,463,586	276,185,588	267,989,568

Total assets		$ 384,173,033	$ 386,655,182	$ 374,959,291

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2017, December 31, 2016 and September 30, 2016 (September 30, 2017 and 2016 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2017	December 31, 2016	September 30, 2016
Current liabilities
Short-term loans	6(10)	$ 22,669,606	$ 20,550,801	$ 35,821,080
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	22,361	60,855	-
Notes and accounts payable		6,607,930	6,854,849	6,742,383
Other payables	7	11,652,851	12,400,450	11,019,452
Payables on equipment		5,228,337	15,036,892	14,452,431
Current tax liabilities		3,956,473	3,183,886	1,638,809
Current portion of long-term liabilities	6(12), 6(13), 8, 12(7)	26,074,195	10,500,929	11,224,988
Other current liabilities	6(15)	6,144,829	3,389,800	2,542,561
Total current liabilities		82,356,582	71,978,462	83,441,704

Non-current liabilities
Bonds payable	6(12), 12(7)	18,280,865	34,481,505	34,395,145
Long-term loans	6(13), 8, 12(7)	34,075,042	26,247,187	5,289,840
Deferred tax liabilities	6(22)	1,741,119	1,842,272	1,790,896
Net defined benefit liabilities, noncurrent		3,958,437	3,968,894	3,892,696
Guarantee deposits		467,561	491,089	487,358
Other noncurrent liabilities-others	6(15), 9(5)	28,856,240	28,904,149	26,662,770
Total non-current liabilities		87,379,264	95,935,096	72,518,705

Total liabilities		169,735,846	167,913,558	155,960,409

Equity attributable to the parent company
Capital	6(16)
Common stock		126,243,187	126,243,187	126,243,187
Additional paid-in capital	6(12), 6(16)
Premiums		36,862,383	36,862,383	36,862,383
Treasury stock transactions		1,753,028	1,744,988	1,744,988
The differences between the fair value of the consideration paid or received from acquiring or		578,538	707,386	707,386
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognize changes in subsidiaries’ ownership		-	-	7,946
Share of changes in net assets of associates and joint ventures accounted for using equity method		90,304	110,214	110,079
Stock options		1,572,121	1,572,121	1,572,121
Retained earnings	6(16)
Legal reserve		9,902,407	9,070,841	9,070,841
Unappropriated earnings		37,273,125	38,584,335	38,801,856
Other components of equity
Exchange differences on translation of foreign operations		(4,630,460)	63,437	(1,618,288)
Unrealized gains or losses on available-for-sale financial assets		8,465,998	6,340,040	8,607,212
Treasury stock	6(16)	(4,719,037)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		213,391,594	216,579,895	217,390,674

Non-controlling interests	6(16)	1,045,593	2,161,729	1,608,208
Total equity		214,437,187	218,741,624	218,998,882

Total liabilities and equity		$ 384,173,033	$ 386,655,182	$ 374,959,291

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2017	2016	2017	2016
Operating revenues	6(17), 7, 14
Sales revenues		$ 36,772,830	$ 37,708,960	$ 109,763,527	$ 107,802,094
Less: Sales returns and discounts		(366,603)	(739,815)	(1,300,433)	(2,007,528)
Net sales		36,406,227	36,969,145	108,463,094	105,794,566
Other operating revenues		1,291,974	1,194,444	4,190,938	3,769,619
Net operating revenues		37,698,201	38,163,589	112,654,032	109,564,185
Operating costs	6(4), 6(14), 6(18) 7, 14
Costs of goods sold		(30,215,361)	(29,034,741)	(89,031,107)	(85,791,036)
Other operating costs		(890,582)	(827,411)	(2,862,827)	(2,152,777)
Operating costs		(31,105,943)	(29,862,152)	(91,893,934)	(87,943,813)
Gross profit		6,592,258	8,301,437	20,760,098	21,620,372
Operating expenses	6(14), 6(18), 7, 14
Sales and marketing expenses		(1,070,084)	(1,206,412)	(3,290,012)	(3,307,430)
General and administrative expenses		(990,294)	(1,769,225)	(3,075,537)	(4,280,174)
Research and development expenses		(3,343,194)	(3,397,032)	(10,580,051)	(9,708,121)
Subtotal		(5,403,572)	(6,372,669)	(16,945,600)	(17,295,725)
Net other operating income and expenses	6(15), 6(19), 14	440,400	(443,784)	852,976	(407,206)
Operating income		1,629,086	1,484,984	4,667,474	3,917,441
Non-operating income and expenses
Other income	6(20)	517,224	534,447	748,465	830,540
Other gains and losses	6(20), 7, 14	399,630	432,268	1,178,627	970,090
Finance costs	6(8), 6(20)	(661,009)	(395,887)	(1,812,595)	(839,109)
Share of profit or loss of associates and joint ventures	6(7), 14	204,834	232,841	196,334	(92,905)
Bargain purchase gain		-	-	5,130	-
Exchange gain, net	12	775,701	-	1,065,828	-
Exchange loss, net	12	-	(338,011)	-	(1,005,911)
Subtotal		1,236,380	465,658	1,381,789	(137,295)
Income from continuing operations before income tax		2,865,466	1,950,642	6,049,263	3,780,146
Income tax expense	6(22), 14	(401,548)	(194,443)	(610,689)	(365,915)
Net income		2,463,918	1,756,199	5,438,574	3,414,231
Other comprehensive income (loss)	6(21)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		49,496	(2,126,763)	(4,883,304)	(3,527,773)
Unrealized gain (loss) on available-for-sale financial assets		(1,245,136)	290,556	824,833	235,032
Share of other comprehensive income (loss) of associates and joint ventures	6(7)	138,369	(403,354)	1,368,902	(429,684)
Income tax related to items that may be reclassified subsequently	6(22)	(10,655)	25,982	20,853	(51,220)
Total other comprehensive income (loss), net of tax		(1,067,926)	(2,213,579)	(2,668,716)	(3,773,645)
Total comprehensive income (loss)		$ 1,395,992	$ (457,380)	$ 2,769,858	$ (359,414)

Net income attributable to:
Stockholders of the parent		$ 3,472,656	$ 2,974,770	$ 7,857,683	$ 5,767,672
Non-controlling interests		(1,008,738)	(1,218,571)	(2,419,109)	(2,353,441)
		$ 2,463,918	$ 1,756,199	$ 5,438,574	$ 3,414,231

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 2,401,503	$ 802,409	$ 5,289,744	$ 2,081,192
Non-controlling interests		(1,005,511)	(1,259,789)	(2,519,886)	(2,440,606)
		$ 1,395,992	$ (457,380)	$ 2,769,858	$ (359,414)

Earnings per share (NTD)	6(23)
Earnings per share-basic		$ 0.28	$ 0.24	$ 0.64	$ 0.47
Earnings per share-diluted		$ 0.26	$ 0.23	$ 0.60	$ 0.44

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2016	6(16)	$ 127,581,329	$ 41,651,569	$ 7,725,978	$ 42,981,664	$ 1,978,583	$ 8,696,821	$ (3,825,606)	$ 226,790,338	$ 2,027,065	$ 228,817,403
Appropriation and distribution of 2015 retained earnings	6(16)
Legal reserve		-	-	1,344,863	(1,344,863)	-	-	-	-	-	-
Cash dividends		-	-	-	(6,906,973)	-	-	-	(6,906,973)	-	(6,906,973)
Net income for the nine-month ended September 30, 2016	6(16)	-	-	-	5,767,672	-	-	-	5,767,672	(2,353,441)	3,414,231
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2016	6(16), 6(21)	-	-	-	-	(3,596,871)	(89,609)	-	(3,686,480)	(87,165)	(3,773,645)
Total comprehensive income (loss)		-	-	-	5,767,672	(3,596,871)	(89,609)	-	2,081,192	(2,440,606)	(359,414)
Treasury stock acquired	6(16)	-	-	-	-	-	-	(2,395,793)	(2,395,793)	-	(2,395,793)
Treasury stock cancelled	6(16)	(1,338,142)	(164,220)	-	-	-	-	1,502,362	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	714	-	-	-	-	-	714	-	714
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	1,567	-	-	-	-	-	1,567	(6,595)	(5,028)
Changes in subsidiaries' ownership	6(16)	-	7,946	-	(7,027)	-	-	-	919	273	1,192
Adjustments for dividends subsidiaries received from parent company		-	9,084	-	-	-	-	-	9,084	-	9,084
Others	6(16)	-	(501,757)	-	(1,688,617)	-	-	-	(2,190,374)	2,028,071	(162,303)
Balance as of September 30, 2016	6(16)	$ 126,243,187	$ 41,004,903	$ 9,070,841	$ 38,801,856	$ (1,618,288)	$ 8,607,212	$ (4,719,037)	$ 217,390,674	$ 1,608,208	$ 218,998,882

Balance as of January 1, 2017	6(16)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ 6,340,040	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Appropriation and distribution of 2016 retained earnings	6(16)
Legal reserve		-	-	831,566	(831,566)	-	-	-	-	-	-
Cash dividends		-	-	-	(6,112,159)	-	-	-	(6,112,159)	-	(6,112,159)
Net income for the nine-month ended September 30, 2017	6(16)	-	-	-	7,857,683	-	-	-	7,857,683	(2,419,109)	5,438,574
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2017	6(16), 6(21)	-	-	-	-	(4,693,897)	2,125,958	-	(2,567,939)	(100,777)	(2,668,716)
Total comprehensive income (loss)		-	-	-	7,857,683	(4,693,897)	2,125,958	-	5,289,744	(2,519,886)	2,769,858
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(19,910)	-	-	-	-	-	(19,910)	-	(19,910)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(16)	-	(128,848)	-	-	-	-	-	(128,848)	(1,099,544)	(1,228,392)
Changes in subsidiaries' ownership	6(16)	-	-	-	(905,107)	-	-	-	(905,107)	171,159	(733,948)
Adjustments for dividends subsidiaries received from parent company		-	8,040	-	-	-	-	-	8,040	-	8,040
Others	6(16)	-	-	-	(1,320,061)	-	-	-	(1,320,061)	2,332,135	1,012,074
Balance as of September 30, 2017	6(16)	$ 126,243,187	$ 40,856,374	$ 9,902,407	$ 37,273,125	$ (4,630,460)	$ 8,465,998	$ (4,719,037)	$ 213,391,594	$ 1,045,593	$ 214,437,187

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2017	2016
Cash flows from operating activities:
Net income before tax	$ 6,049,263	$ 3,780,146
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	38,266,689	36,911,721
Amortization	1,605,261	1,695,440
Bad debt expense	429	125
Net gain of financial assets and liabilities at fair value through profit or loss	(512,638)	(255,781)
Interest expense	1,738,190	763,696
Interest income	(226,037)	(226,342)
Dividend income	(522,428)	(604,198)
Share of loss (profit) of associates and joint ventures	(196,334)	92,905
Gain on disposal of property, plant and equipment	(49,229)	(65,913)
Gain on disposal of other assets	(6,601)	-
Gain on disposal of investments	(1,298,553)	(1,074,398)
Impairment loss on financial assets	695,876	552,759
Impairment loss on non-financial assets	-	455,076
Exchange loss (gain) on financial assets and liabilities	(1,789,721)	194,886
Bargain purchase gain	(5,130)	-
Amortization of deferred government grants	(834,190)	(22,916)
Income and expense adjustments	36,865,584	38,417,060
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	332,574	86,825
Notes receivable and accounts receivable	66,808	(3,270,848)
Other receivables	(138,667)	(107,457)
Inventories	(347,144)	260,985
Prepayments	(710,128)	(8,378,756)
Other current assets	(1,172,063)	438,330
Notes and accounts payable	(137,934)	885,109
Other payables	(780,298)	(702,657)
Other current liabilities	1,766,087	1,405,485
Net defined benefit liabilities	(10,458)	1,895
Other noncurrent liabilities-others	(209,250)	(80,455)
Cash generated from operations	41,574,374	32,735,662
Interest received	216,392	234,923
Dividend received	584,617	728,103
Interest paid	(1,184,494)	(618,642)
Income tax paid	(1,615,308)	(2,175,920)
Net cash provided by operating activities	39,575,581	30,904,126

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2017 and 2016
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2017	2016
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (71,388)	$ (230,037)
Proceeds from disposal of financial assets at fair value through profit or loss	-	167,580
Acquisition of available-for-sale financial assets	(864,428)	(199,102)
Proceeds from disposal of available-for-sale financial assets	1,846,831	2,044,043
Acquisition of financial assets measured at cost	(14,470)	(81,974)
Proceeds from disposal of financial assets measured at cost	-	523,605
Acquisition of investments accounted for under the equity method	(204,280)	-
Increase in prepayment for investments	(9,590)	-
Proceeds from capital reduction and liquidation of invetsments	2,034,965	136,847
Acquisition of property, plant and equipment	(33,275,050)	(69,655,661)
Proceeds from disposal of property, plant and equipment	78,115	70,594
Increase in refundable deposits	(90,338)	(809,532)
Decrease in refundable deposits	202,271	1,089,142
Acquisition of intangible assets	(923,905)	(1,238,294)
Government grants related to assets acquisition	1,899,096	5,914,521
Increase in other noncurrent assets-others	(25,476)	(120,279)
Decrease in other noncurrent assets-others	35,593	623,725
Net cash used in investing activities	(29,382,054)	(61,764,822)
Cash flows from financing activities:
Increase in short-term loans	34,965,854	37,721,544
Decrease in short-term loans	(31,937,548)	(6,342,759)
Proceeds from bonds issued	8,300,000	-
Bonds issuance costs	(9,510)	-
Redemption of bonds	(7,500,000)	-
Proceeds from long-term loans	11,867,402	2,000,000
Repayments of long-term loans	(4,577,410)	(5,474,987)
Increase in guarantee deposits	181,166	3,444
Decrease in guarantee deposits	(3,385)	(4,274)
Increase in other financial liabilities	-	15,979,088
Cash dividends	(6,112,036)	(6,906,726)
Treasury stock acquired	-	(2,395,793)
Acquisition of subsidiaries	(1,228,392)	(5,028)
Change in non-controlling interests	1,944	182
Net cash provided by financing activities	3,948,085	34,574,691
Effect of exchange rate changes on cash and cash equivalents	(1,782,186)	(1,738,186)
Net increase in cash and cash equivalents	12,359,426	1,975,809
Cash and cash equivalents at beginning of period	57,578,981	53,290,433
Cash and cash equivalents at end of period	$ 69,938,407	$ 55,266,242

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 25, 2017.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

a.  The Company applied for International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2017.  The nature and the impact of each new standard and amendment have no material effect on the Company.

b.  Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 2	Share-based Payment	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IAS 40	Transfers of Investment Property	January 1, 2018
Improvements to International Financial Reporting Standards (2014 - 2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2018
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2017
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted.

(2)   IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9 “Financial Instruments” (IFRS 9), which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9.  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.  Consequential amendments on the related disclosures also become effective for annual periods beginning on or after January 1, 2018.

(3)   IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combination” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(4)   IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(5)   “Disclosure Initiative” - Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(6)   IFRS 2 “Share-based payment” (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date.  Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification.  The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received.  The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date.  Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(7)   IAS 28 “Investments in Associates and Joint Ventures”

The amendment clarifies that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments” on an investment-by-investment basis.  Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries on an investment-by-investment basis.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(8)   IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration.  If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.  The interpretation is effective for annual periods beginning on or after January 1, 2018.

The abovementioned standards and interpretations issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (1) ~ (8) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

c.  Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
IAS 28	Investments in Associates and Joint Ventures	January 1, 2019
IFRS 9	Financial Instruments	January 1, 2019

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(9)   IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(10) IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.  The Interpretation is effective for annual periods beginning on or after January 1, 2019.

(11)   IAS 28“Investment in Associates and Joint Ventures” (Amendment)

The amendments clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28, and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28.  The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

(12)   IFRS 9 “Financial Instruments” (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income.  The amendment is effective for annual reporting periods beginning on or after January 1, 2019.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (9) ~ (12) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which was endorsed and became effective by FSC.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2016.

b.  The consolidated entities are as follows:

As of September 30, 2017, December 31, 2016 and September 30, 2016

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2017	December 31, 2016	September 30, 2016
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	96.32	91.08	91.08
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	87.06	-	-
UMC, FORTUNE, UNITRUTH INVESTMENT CORP. (UNITRUTH) and TLC	NEXPOWER	Sales and manufacturing of solar power batteries	-	67.54	67.54
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	-	-
UMC, FORTUNE and UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	-	78.47	78.47
FORTUNE	UNITRUTH	Investment holding	-	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH- HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	-	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	-	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	51.02	29.41	29.41

Note A:  As described in Note 9(5), the Company acquired control of USC’s Board of Directors.

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2017 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for year ended December 31, 2016.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2017 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2016.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2016.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Cash on hand	$4,189	$3,717	$3,868
Checking and savings accounts	17,373,386	17,840,926	23,454,069
Time deposits	43,251,557	33,546,190	22,645,586
Repurchase agreements collateralized by government and corporate bonds	9,309,275	6,188,148	9,162,719
Total	$69,938,407	$57,578,981	$55,266,242

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Designated financial assets at fair value through profit or loss
Convertible bonds	$228,250	$263,201	$317,461

Financial assets held for trading
Common stocks	541,233	425,197	431,144
Preferred stocks	195,975	189,960	-
Funds	49,874	50,003	-
Corporate bonds	-	-	190,058
Forward exchange contracts	2,146	543	23,643
Subtotal	789,228	665,703	644,845
Total	$1,017,478	$928,904	$962,306

Current	$844,078	$714,169	$750,848
Noncurrent	173,400	214,735	211,458
Total	$1,017,478	$928,904	$962,306

(3)   Accounts Receivable, Net

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Accounts receivable	$24,577,517	$24,732,207	$23,812,144
Less: allowance for sales returns and discounts	(2,096,309)	(1,744,151)	(1,421,404)
Less: allowance for doubtful accounts	(89,747)	(86,595)	(88,451)
Net	$22,391,461	$22,901,461	$22,302,289

Aging analysis of accounts receivable, net:

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Neither past due nor impaired	$17,852,109	$18,516,739	$18,846,889
Past due but not impaired:
≤ 30 days	3,020,061	3,018,482	2,161,734
31 to 60 days	678,459	630,762	742,985
61 to 90 days	344,397	513,702	499,622
91 to 120 days	259,058	183,572	23,046
≥ 121 days	237,377	38,204	28,013
Subtotal	4,539,352	4,384,722	3,455,400
Total	$22,391,461	$22,901,461	$22,302,289

Movement on allowance for individually evaluated doubtful accounts:

	For the nine-month periods ended September 30,
	2017	2016
Beginning balance	$86,595	$90,568
Net charge for the period	3,152	(2,117)
Ending balance	$89,747	$88,451

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of September 30, 2017 and 2016 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Raw materials	$2,182,402	$2,248,589	$2,282,485
Supplies and spare parts	2,942,208	2,795,371	2,619,038
Work in process	10,951,912	10,712,396	11,462,580
Finished goods	1,025,804	1,241,459	802,500
Total	$17,102,326	$16,997,815	$17,166,603

a.    For the three-month periods ended September 30, 2017 and 2016, the Company recognized NT$30,215 million and NT$29,035 million, respectively, in operating cost, of which NT$807 million and NT$195 million were related to write-down of inventories.  For the nine-month periods ended September 30, 2017 and 2016, the Company recognized NT$89,031 million and NT$85,791 million, respectively, in operating cost, of which NT$1,360 million and NT$1,385 million were related to write-down of inventories.

b.    On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC insured for losses endured due to the earthquake.  As of September 30, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,143 million and production line recovery expenses of NT$667 million.  Furthermore, UMC received compensation from insurance claims of NT$1,065 million.  The case was closed as of December 31, 2016.

c.    None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Common stocks	$18,193,054	$18,059,586	$20,876,112
Preferred stocks	1,851,108	1,203,589	1,182,297
Depositary receipts	-	202,979	219,139
Funds	1,011,699	949,387	860,713
Total	$21,055,861	$20,415,541	$23,138,261

(6)   Financial Assets Measured at Cost, Non-Current

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Common stocks	$481,569	$514,426	$554,844
Preferred stocks	1,959,670	2,152,297	2,117,660
Funds	89,201	93,892	101,864
Total	$2,530,440	$2,760,615	$2,774,368

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.   Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2017		December 31, 2016		September 30, 2016
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,683,526	13.94	$1,675,826	13.94	$1,688,003	13.94
CLIENTRON CORP.	262,081	22.39	-	-	-	-

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	50.00	-	50.00	622,967	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	29,113	50.00
MTIC HOLDINGS PTE. LTD.	76,917	45.44	75,502	45.44	77,896	45.44
YUNG LI INVESTMENTS, INC.	$90,019	45.16	$176,912	45.16	$344,638	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	213,561	44.78
UNITECH CAPITAL INC.	680,330	42.00	531,373	42.00	547,330	42.00
TRIKNIGHT CAPITAL CORPORATION	812,195	40.00	836,752	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	3,960,330	36.49	3,108,112	36.49	3,150,208	36.49
CTC CAPITAL PARTNERS I, L.P.	32,723	31.40	61,780	31.40	62,119	31.40
YANN YUAN INVESTMENT CO., LTD.	2,765,477	30.87	2,283,670	31.94	2,334,601	31.94
HSUN CHIEN CAPITAL CORPORATION	181,355	30.00	-	-	-	-
VSENSE CO., LTD.	79,901	28.63	85,719	28.63	87,356	28.63
UNITED LED CORPORATION HONG KONG LIMITED	241,157	25.14	252,853	25.14	355,587	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	101,937	10.38	111,416	10.38	89,550	10.38
CLIENTRON CORP.	-	-	236,737	20.28	231,137	20.28
MEGA MISSION LIMITED PARTNERSHIP	-	-	1,823,457	45.00	1,729,984	45.00
ACHIEVE MADE INTERNATIONAL LTD.	-	-	105,777	23.32	101,420	23.32
LIST EARN ENTERPRISE INC.	-	-	9,722	49.00	9,868	49.00
Total	$10,967,948		$11,375,608		$11,675,338

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,946 million, NT$1,676 million and NT$1,688 million, as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.  The fair value of these investments were NT$1,629 million, NT$1,039 million and NT$1,101 million, as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$197 million, NT$200 million, NT$156 million and NT$272 million for the three-month and nine-month periods ended September 30, 2017 and 2016, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$171 million, NT$(303) million, NT$1,311 million and NT$(250) million for the three-month and nine-month periods ended September 30, 2017 and 2016, respectively.  The balances of investments accounted for under the equity method were NT$8,480 million, NT$6,357 million and NT$6,263 million as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2017 and 2016 were NT$(0) million, NT$(86) million, NT$60 million and NT$(131) million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2017	2016
Income from continuing operations	$204,834	$240,281
Income from discontinued operations after income tax	-	-
Other comprehensive income (loss)	131,115	(304,824)
Total comprehensive income (loss)	$335,949	$(64,543)

	For the nine-month periods ended September 30,
	2017	2016
Income from continuing operations	$116,086	$(57,318)
Income from discontinued operations after income tax	80,248	-
Other comprehensive income (loss)	1,271,288	(273,483)
Total comprehensive income (loss)	$1,467,622	$(330,801)

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2017	2016
Net income (loss)	$-	$(7,440)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$-	$(7,440)

	For the nine-month periods ended September 30,
	2017	2016
Net income (loss)	$-	$(35,587)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$-	$(35,587)

c.   One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2017, December 31, 2016 and September 30, 2016.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 172 million shares, 165 million shares and 165 million shares of UMC’s stock as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.

(8)   Property, Plant and Equipment

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	20,980,018	21,429,861	16,492,383
Machinery and equipment	166,395,709	155,539,235	130,989,966
Transportation equipment	20,205	21,958	17,000
Furniture and fixtures	2,079,852	1,627,959	1,411,217
Leasehold improvement	6,906	7,307	7,695
Construction in progress and equipment awaiting inspection	16,569,898	45,042,682	65,181,476
Net	$207,366,990	$224,983,404	$215,414,139

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	20,914,841	20,914,841
Disposals	-	-	(1,916,769)	(5,774)	(28,327)	-	-	(1,950,870)
Transfers and reclassifications	-	936,608	49,207,932	4,266	827,865	1,529	(48,789,917)	2,188,283
Exchange effect	-	(376,133)	(9,339,330)	(839)	(26,656)	(2,745)	(597,708)	(10,343,411)
As of September 30, 2017	$1,314,402	$37,602,798	$823,394,808	$75,967	$7,599,839	$68,029	$16,575,847	$886,631,690

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	63,055,192	63,055,192
Disposals	-	-	(3,514,164)	(4,390)	(30,878)	-	-	(3,549,432)
Transfers and reclassifications	-	522,099	43,346,067	3,441	478,946	-	(36,953,283)	7,397,270
Exchange effect	-	(241,414)	(6,762,113)	(704)	(23,899)	(2,521)	(2,818,595)	(9,849,246)
As of September 30, 2016	$1,314,402	$31,677,558	$745,620,858	$72,598	$6,488,315	$67,910	$65,187,425	$850,429,066

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	1,121,592	36,767,157	4,206	371,864	1,870	-	38,266,689
Disposals	-	-	(1,914,362)	(5,774)	(28,125)	-	-	(1,948,261)
Transfers and reclassifications	-	-	(3,277)	1,587	1,690	-	-	-
Exchange effect	-	(111,274)	(7,754,159)	(613)	(24,440)	(2,685)	-	(7,893,171)
As of September 30, 2017	$-	$16,622,780	$656,999,099	$55,762	$5,519,987	$61,123	$5,949	$679,264,700

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	1,135,942	35,422,370	3,896	347,659	1,854	-	36,911,721
Impairment loss	-	-	447,279	-	1,848	-	5,949	455,076
Disposals	-	-	(3,476,868)	(4,390)	(29,441)	-	-	(3,510,699)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(77,583)	(5,683,823)	(532)	(18,864)	(2,256)	-	(5,783,058)
As of September 30, 2016	$-	$15,185,175	$614,630,892	$55,598	$5,077,098	$60,215	$5,949	$635,014,927

For the nine-month period ended September 30, 2016, the thin-film solar cell and module industry has undergone challenging business conditions in the past year and experienced pricing declines indirectly due to oversupply of inventory in the silicon solar cell industry and the reductions in government supported incentives.  The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of property, plant and equipment used in the manufacturing of thin-film solar cells and modules.

For the nine-month period ended September 30, 2016, the Company determined the recoverable amount of the CGU to be NT$1,169 million based on the fair value less costs of disposal.  Its fair value measurement was classified as Level 3 of the fair value hierarchy.  External independent appraisers are involved in fair value measurement using a cost method.  After considering the relevant objective evidence, the key assumptions used included replacement costs, residual value and remaining useful life of the existing assets.  The impairment test revealed that the recoverable amount was less than the carrying amount.  The Company recorded in the net other operating income and expenses an impairment loss of NT$455 million for the nine-month period ended September 30, 2016, all of which came from new business segment.

a.  The amounts of total interest expense before capitalization of borrowing costs were NT$1,738 million and NT$921 million for the nine-month periods ended September 30, 2017 and 2016, respectively.  Details of capitalized borrowing costs are as follows:

	For the nine-month periods ended September 30,
	2017	2016
Total interest capitalized	$-	$156,762
Interest rates applied	-	1.52%~2.01%

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Goodwill	$15,188	$15,188	$15,188
Software	409,076	470,456	366,825
Patents and technology license fees	2,209,616	2,390,968	2,638,677
Others	1,238,707	1,211,691	1,224,549
Net	$3,872,587	$4,088,303	$4,245,239

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	2,932	39,002	854,208	896,142
Disposals	-	(56,334)	-	(903,176)	(959,510)
Reclassifications	-	191,241	-	-	191,241
Exchange effect	-	(8,048)	110,641	5	102,598
As of September 30, 2017	$15,188	$1,033,784	$4,683,983	$3,380,677	$9,113,632

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	1,365	161,923	967,176	1,130,464
Disposals	-	(66,600)	-	(974,417)	(1,041,017)
Reclassifications	-	163,860	-	-	163,860
Exchange effect	-	(5,523)	(60,009)	(3)	(65,535)
As of September 30, 2016	$15,188	$746,000	$4,648,662	$3,414,313	$8,824,163

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	251,617	363,106	827,192	1,441,915
Disposals	-	(56,334)	-	(903,176)	(959,510)
Exchange effect	-	(4,112)	(32,111)	5	(36,218)
As of September 30, 2017	$-	$624,708	$2,474,367	$2,141,970	$5,241,045

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	173,582	359,201	982,575	1,515,358
Disposals	-	(66,600)	-	(974,417)	(1,041,017)
Exchange effect	-	(3,062)	(24,656)	(2)	(27,720)
As of September 30, 2016	$-	$379,175	$2,009,985	$2,189,764	$4,578,924

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2017	2016
Operating cost	$204,848	$170,671
Operating expense	$242,962	$342,939

	For the nine-month periods ended September 30,
	2017	2016
Operating cost	$599,514	$493,914
Operating expense	$842,401	$1,021,444

Significant technology licenses obtained by the Company amounted to NT$1,741 million, NT$2,071 million and NT$2,155 million as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively, which were included in the carrying amounts of patents and technology license fees.  The remaining amortization periods were 5~6 years, 5~6 years and 6~7 years, respectively.

(10) Short-Term Loans

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Unsecured bank loans	$17,093,638	$20,550,801	$35,821,080
Unsecured other loans	5,575,968	-	-
Total	$22,669,606	$20,550,801	$35,821,080

	For the nine-month periods ended September 30,
	2017	2016
Interest rates applied	0.00%~4.35%	0.72%~4.60%

The Company’s unused short-term lines of credits amounted to NT$60,322 million, NT$47,145 million and NT$38,386 million as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Forward exchange contracts	$22,361	$60,855	$-

(12) Bonds Payable

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Unsecured domestic bonds payable	$25,800,000	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(961,449)	(1,215,401)	(1,302,105)
Total	43,034,883	41,980,931	41,894,227
Less: Current portion	(24,754,018)	(7,499,426)	(7,499,082)
Net	$18,280,865	$34,481,505	$34,395,145

A.  UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In early June 2012	NT$7,500 million	1.43%	Interest will be paid annually and in early June 2017.The principal has been fully repaid.
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal will be repayable in March 2018 upon maturity.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.

B.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds were as follows:

a.  Issue Amount: US$600 million

b.  Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.  Redemption:

i.     UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.    UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.   UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.    All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.     Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.   In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.  Terms of Conversion:

i.     Underlying Securities: Ordinary shares of UMC

ii.    Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.   Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$15.4320 per share on September 30, 2017.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.     UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.    The bondholders shall have exercised the conversion right before maturity; or

iii.   The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.    Details of long-term loans as of September 30, 2017, December 31, 2016 and September 30, 2016 are as follows:

	As of
Lenders	September 30, 2017	December 31, 2016	September 30, 2016	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$21,916	$29,221	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	5,000	8,000	9,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	8,746	-	-	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	17,530	26,294	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	22,471	39,324	44,941	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	11,418	14,843	15,985	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	14,721	18,735	20,073	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	5,153	6,441	6,871	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	98,108	107,027	110,000	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	$1,624	$2,067	$2,215	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	4,512	5,553	5,900	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	-	1,125,000	1,500,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	300,000	-	-	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,246,500	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	592,945	948,712	1,067,302	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	55,555	222,222	277,778	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	237,500	950,000	1,187,500	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	2,500,000	1,000,000	2,000,000	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	-	-	333,333	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	-	1,000,000	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	30,294,933	22,381,561	-	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	35,399,186	29,253,931	9,021,413
Less: Administrative expenses from syndicated loans	(3,967)	(5,241)	(5,667)
Less: Current portion	(1,320,177)	(3,001,503)	(3,725,906)
Total	$34,075,042	$26,247,187	$5,289,840

	For the nine-month periods ended September 30,
	2017	2016
Interest Rates	0.99%~4.66%	0.98%~2.88%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of September 30, 2017, December 31, 2016 and September 30, 2016, the unused line of credit was nil, NT$1.5 billion and NT$0.5 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of September 30, 2016, all lines of credit were used.

Note C: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of September 30, 2017, December 31, 2016 and September 30, 2016, the unused line of credit were NT$1.5 billion, NT$0.5 billion and NT$1 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas were provided in accordance with the local regulations.  A total of NT$324 million, NT$301 million, NT$938 million and NT$912 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2017 and 2016, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month and nine-month periods ended September 30, 2017 and 2016, total pension expenses of NT$20 million, NT$23 million, NT$60 million and NT$70 million, respectively, were recognized by the Company.

(15) Deferred Government Grants

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Beginning balance	$9,297,371	$295,133	$295,133
Arising during the period	1,899,096	9,566,327	5,914,521
Recorded in profit or loss：
Other operating income	(834,190)	(118,757)	(22,916)
Exchange effect	(94,960)	(445,332)	(281,290)
Ending balance	$10,267,317	$9,297,371	$5,905,448

Current	$1,936,696	$888,921	$25,569
Noncurrent	8,330,621	8,408,450	5,879,879
Total	$10,267,317	$9,297,371	$5,905,448

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of September 30, 2017, December 31, 2016 and September 30, 2016, of which 12,624 million shares were issued as of September 30, 2017, December 31, 2016 and September 30, 2016, each at a par value of NT$10.

ii.    UMC had 144 million, 151 million and 149 million ADSs, which were traded on the NYSE as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.  The total number of common shares of UMC represented by all issued ADSs were 721 million shares, 754 million shares and 743 million shares as of September 30, 2017, December 31, 2016 and September 30, 2016, respectively.  One ADS represents five common shares.

iii.   On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the nine-month periods ended September 30, 2017 and 2016 are as follows:

For the nine-month period ended September 30, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of September 30, 2017
For transfer to employees	400,000	-	-	400,000

For the nine-month period ended September 30, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of September 30, 2016
For transfer to employees	333,814	200,000	133,814	400,000

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of September 30, 2017, December 31, 2016 and September 30, 2016, did not exceed the limit.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.    As of September 30, 2017, December 31, 2016 and September 30, 2016, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on September 30, 2017, December 31, 2016 and September 30, 2016, were NT$15.00, NT$11.40 and NT$11.55, respectively.

v.     UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.     Payment of taxes.

ii.    Making up loss for preceding years.

iii.   Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.    Appropriating or reversing special reserve by government officials or other regulations.

v.     The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The distributions of earnings for 2016 and 2015 were approved through the stockholders’ meeting held on June 8, 2017 and June 7, 2016, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2016	2015	2016	2015
Legal reserve	$831,566	$1,344,863
Cash dividends	6,112,159	6,906,973	$0.50	$0.55

The aforementioned 2016 and 2015 distributions approved during stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017 and March 16, 2016.

The cash dividend per share for 2015 was adjusted to NT$0.56501906 per share according to the resolution of the Board of Directors’ meeting on June 15, 2016.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the cancellation of the treasury stock purchased.

Please refer to Note 6(18) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the nine-month periods ended September 30,
	2017	2016
Beginning balance	$2,161,729	$2,027,065
Attributable to non-controlling interests:
Net loss	(2,419,109)	(2,353,441)
Other comprehensive income (loss)	(100,777)	(87,165)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	(1,099,544)	(6,595)
Changes in subsidiaries’ ownership	171,159	273
Others	2,332,135	2,028,071
Ending balance	$1,045,593	$1,608,208

(17) Operating Revenues

	For the three-month periods ended September 30,
	2017	2016
Net sales
Sale of goods	$36,406,227	$36,969,145
Other operating revenues
Royalty	3,894	3,943
Mask tooling	692,926	832,447
Others	595,154	358,054
Net operating revenues	$37,698,201	$38,163,589

	For the nine-month periods ended September 30,
	2017	2016
Net sales
Sale of goods	$108,463,094	$105,794,566
Other operating revenues
Royalty	6,817	10,801
Mask tooling	2,432,298	2,890,477
Others	1,751,823	868,341
Net operating revenues	$112,654,032	$109,564,185

(18) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2017			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,170,336	$1,726,044	$5,896,380	$3,548,416	$1,731,649	$5,280,065
Labor and health insurance	225,703	97,456	323,159	209,572	93,075	302,647
Pension	259,410	84,627	344,037	234,954	89,745	324,699
Other employee benefit expenses	70,372	28,251	98,623	54,453	17,309	71,762
Depreciation	12,139,551	810,056	12,949,607	11,598,550	714,278	12,312,828
Amortization	232,687	265,596	498,283	194,479	371,144	565,623

	For the nine-month periods ended September 30,
	2017			2016
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$12,335,317	$5,195,822	$17,531,139	$10,665,497	$4,929,631	$15,595,128
Labor and health insurance	668,990	291,637	960,627	605,823	264,850	870,673
Pension	752,205	245,298	997,503	719,893	262,325	982,218
Other employee benefit expenses	176,904	69,366	246,270	161,671	48,541	210,212
Depreciation	35,790,644	2,375,089	38,165,733	34,811,394	2,032,171	36,843,565
Amortization	683,710	921,551	1,605,261	565,977	1,129,463	1,695,440

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The distributions of employees’ compensation and remuneration to directors for 2015 have complied with the aforementioned amendment of the UMC’s articles.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2017 and 2016.  The Board of Directors estimated the amount by taking into consideration the amendment of the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2016 and 2015 were reported to the stockholders’ meeting on June 8, 2017 and June 7, 2016, respectively.  The details of distribution are as follows:

	2016	2015
Employees’ compensation – Cash	$930,551	$1,131,180
Directors’ remuneration	9,714	12,086

The aforementioned 2016 and 2015 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017 and March 16, 2016.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(19) Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2017	2016
Net rental loss from property	$(48,202)	$(37,240)
Gain on disposal of property, plant and equipment	30,909	18,479
Impairment loss of property, plant and equipment	-	(455,076)
Government grants	453,281	23,905
Others	4,412	6,148
Total	$440,400	$(443,784)

	For the nine-month periods ended September 30,
	2017	2016
Net rental loss from property	$(117,229)	$(97,253)
Gain on disposal of property, plant and equipment	49,229	65,913
Impairment loss of property, plant and equipment	-	(455,076)
Government grants	886,661	62,176
Others	34,315	17,034
Total	$852,976	$(407,206)

(20) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended September 30,
	2017	2016
Interest income
Bank deposits	$85,511	$43,045
Others	7,362	7,613
Dividend income	424,351	483,789
Total	$517,224	$534,447

	For the nine-month periods ended September 30,
	2017	2016
Interest income
Bank deposits	$206,846	$197,278
Others	19,191	29,064
Dividend income	522,428	604,198
Total	$748,465	$830,540

b.  Other gains and losses

	For the three-month periods ended September 30,
	2017	2016
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$13,325	$2,913
Financial assets held for trading	28,248	78,147
Forward exchange contract	91,450	73,048
Impairment loss
Available-for-sale financial assets, noncurrent	(167,411)	(67,639)
Financial assets measured at cost, noncurrent	(132,344)	-
Gain on disposal of investments	537,966	304,197
Other gains and losses	28,396	41,602
Total	$399,630	$432,268

	For the nine-month periods ended September 30,
	2017	2016
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$18,046	$-
Financial assets held for trading	121,922	66,827
Forward exchange contract	372,670	214,700
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	-	(25,746)
Impairment loss
Available-for-sale financial assets, noncurrent	(563,532)	(259,554)
Financial assets measured at cost, noncurrent	(132,344)	(293,205)
Gain on disposal of investments	1,298,553	1,074,398
Other gains and losses	63,312	192,670
Total	$1,178,627	$970,090

c.  Finance costs

	For the three-month periods ended September 30,
	2017	2016
Interest expenses
Bonds payable	$181,699	$170,814
Bank loans	412,872	206,340
Others	36,165	22
Financial expenses	30,273	18,711
Total	$661,009	$395,887

	For the nine-month periods ended September 30,
	2017	2016
Interest expenses
Bonds payable	$566,781	$414,188
Bank loans	1,135,136	349,442
Others	36,273	66
Financial expenses	74,405	75,413
Total	$1,812,595	$839,109

(21) Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$49,496	$-	$49,496	$2,042	$51,538
Unrealized gain (loss) on available-for-sale financial assets	(948,288)	(296,848)	(1,245,136)	(5,314)	(1,250,450)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	146,878	(8,509)	138,369	(7,383)	130,986
Total other comprehensive income (loss)	$(751,914)	$(305,357)	$(1,057,271)	$(10,655)	$(1,067,926)

	For the three-month period ended September 30, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(2,126,763)	$-	$(2,126,763)	$18,108	$(2,108,655)
Unrealized gain (loss) on available-for-sale financial assets	527,215	(236,659)	290,556	(5,129)	285,427
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(403,354)	-	(403,354)	13,003	(390,351)
Total other comprehensive income (loss)	$(2,002,902)	$(236,659)	$(2,239,561)	$25,982	$(2,213,579)

	For the nine-month period ended September 30, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(4,883,304)	$-	$(4,883,304)	$38,860	$(4,844,444)
Unrealized gain (loss) on available-for-sale financial assets	1,380,406	(555,573)	824,833	19,495	844,328
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	1,266,637	102,265	1,368,902	(37,502)	1,331,400
Total other comprehensive income (loss)	$(2,236,261)	$(453,308)	$(2,689,569)	$20,853	$(2,668,716)

	For the nine-month period ended September 30, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(3,527,773)	$-	$(3,527,773)	$14,517	$(3,513,256)
Unrealized gain (loss) on available-for-sale financial assets	1,123,189	(888,157)	235,032	(90,995)	144,037
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(429,684)	-	(429,684)	25,258	(404,426)
Total other comprehensive income (loss)	$(2,834,268)	$(888,157)	$(3,722,425)	$(51,220)	$(3,773,645)

(22) Income Tax

a.  The major components of income tax expense for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

i.     Income tax expense recorded in profit or loss

	For the three-month periods ended September 30,
	2017	2016
Current income tax expense (benefit):
Current income tax charge	$409,678	$775,923
Adjustments in respect of current income tax of prior periods	-	(258,726)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(69,103)	(332,430)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	35,116	(37,765)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	25,857	47,441
Income tax expense (benefit) recorded in profit or loss	$401,548	$194,443

	For the nine-month periods ended September 30,
	2017	2016
Current income tax expense (benefit):
Current income tax charge	$2,218,331	$2,244,594
Adjustments in respect of current income tax of prior periods	(365,241)	(424,100)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(1,276,841)	(1,538,702)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(71,179)	(58,041)
Adjustment of prior year’s deferred income tax	9,093	52,952
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	96,526	89,212
Income tax expense (benefit) recorded in profit or loss	$610,689	$365,915

ii.    Income tax relating to components of other comprehensive income (loss)

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2017	2016
Exchange differences on translation of foreign operations	$2,042	$18,108
Unrealized loss (gain) on available-for-sale financial assets	(5,314)	(5,129)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	(7,383)	13,003
Income tax related to items that may be reclassified subsequently to profit or loss	$(10,655)	$25,982

	For the nine-month periods ended September 30,
	2017	2016
Exchange differences on translation of foreign operations	$38,860	$14,517
Unrealized loss (gain) on available-for-sale financial assets	19,495	(90,995)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	(37,502)	25,258
Income tax related to items that may be reclassified subsequently to profit or loss	$20,853	$(51,220)

iii.   Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2017	2016
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$(2)	$-

	For the nine-month periods ended September 30,
	2017	2016
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$(2)	$1,407

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the nine-month periods ended September 30,
	2017	2016
Income before tax	$6,049,263	$3,780,146
At UMC’s statutory income tax rate of 17%	1,028,375	642,625
Adjustments in respect of current income tax of prior periods	(365,241)	(424,100)
Net changes in loss carry-forward and investment tax credits	294,688	781,252
The origination and reversal of temporary differences	(76,394)	114,501
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,201,863)	(1,152,679)
Investment gain	(272,098)	(506,419)
Dividend income	(83,154)	(88,164)
Others	201,030	312,303
Basic tax	31,936	-
Estimated 10% income tax on unappropriated earnings	-	240,250
Effect of different tax rates applicable to UMC and its subsidiaries	(10,406)	(13,599)
Taxes withheld in other jurisdictions	820,621	267,978
Others	243,195	191,967
Income tax expense recorded in profit or loss	$610,689	$365,915

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of September 30, 2017, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a reexamination of the 2012 tax return with the competent tax collection authority as UMC disagreed with the decision made in the tax assessment notice.

d. Imputation credit information

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Balances of imputation credit amounts	$3,292,516	$3,850,306	$2,472,023

The expected creditable ratio for 2016 and the actual creditable ratio for 2015 were 10.61% and 6.68%, respectively.  Imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the Article 66-6 of Income Tax Act.

e.  UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

(23) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended September 30,
	2017	2016
Net income attributable to the parent company	$3,472,656	$2,974,770
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,208,240
Earnings per share-basic (NTD)	$0.28	$0.24

	For the nine-month periods ended September 30,
	2017	2016
Net income attributable to the parent company	$7,857,683	$5,767,672
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,208,240	12,316,725
Earnings per share-basic (NTD)	$0.64	$0.47

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the three-month periods ended September 30,
	2017	2016
Net income attributable to the parent company	$3,472,656	$2,974,770
Effect of dilution：Unsecured convertible bonds	72,208	70,764
Income attributable to stockholders of the parent	$3,544,864	$3,045,534
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,208,240
Effect of dilution
Employees’ compensation	39,013	41,687
Unsecured convertible bonds	1,193,935	1,152,306
Weighted-average number of common stocks after dilution (thousand shares)	13,441,188	13,402,233

Diluted earnings per share (NTD)	$0.26	$0.23

	For the nine-month periods ended September 30,
	2017	2016
Net income attributable to the parent company	$7,857,683	$5,767,672
Effect of dilution：Unsecured convertible bonds	215,526	211,213
Income attributable to stockholders of the parent	$8,073,209	$5,978,885
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,208,240	12,316,725
Effect of dilution
Employees’ compensation	54,098	65,056
Unsecured convertible bonds	1,193,935	1,152,306
Weighted-average number of common stocks after dilution (thousand shares)	13,456,273	13,534,087

Diluted earnings per share (NTD)	$0.60	$0.44

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2017	2016
Associates	$304,010	$291,086
Joint ventures	3,118	3,215
Others	5,129	758
Total	$312,257	$295,059

	For the nine-month periods ended September 30,
	2017	2016
Associates	$1,136,946	$1,681,852
Joint ventures	9,307	10,064
Others	17,667	2,217
Total	$1,163,920	$1,694,133

Accounts receivable, net

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Associates	$198,780	$138,869	$61,255
Joint ventures	1,021	1,012	1,105
Others	4,003	86	345
Total	203,804	139,967	62,705
Less： Allowance for sales returns and discounts	(3,531)	(3,057)	(4,166)
Net	$200,273	$136,910	$58,539

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the three-month periods ended September 30,
	Purchase price
	2017	2016
Associates	$69,321	$27,339

	For the nine-month periods ended September 30,
	Purchase price
	2017	2016
Associates	$242,260	$174,364

Disposal of available-for-sale financial assets, noncurrent

For the three-month period ended September 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal loss
Others	-	None	$-	$-

			For the nine-month period ended September 30, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal loss
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

For the three-month and nine-month periods ended September 30, 2016: None.

c.     Others

Mask expenditure

	For the three-month periods ended September 30,
	2017	2016
Others	$382,786	$-

	For the nine-month periods ended September 30,
	2017	2016
Others	$495,510	$-

Other payables of mask expenditure

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Others	$461,860	$-	$-

d.    Key management personnel compensation

	For the three-month periods ended September 30,
	2017	2016
Short-term employee benefits	$104,868	$96,762
Post-employment benefits	728	680
Termination benefits	6,957	-
Share-based payment	17	1
Others	68	104
Total	$112,638	$97,547

	For the nine-month periods ended September 30,
	2017	2016
Short-term employee benefits	$263,399	$224,347
Post-employment benefits	2,593	2,121
Termination benefits	6,957	938
Share-based payment	52	4
Others	227	319
Total	$273,228	$227,729

8.    ASSETS PLEDGED AS COLLATERAL

As of September 30, 2017, December 31, 2016 and September 30, 2016

	Amount
	As of
	September 30, 2017	December 31, 2016	September 30, 2016	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$810,195	$815,195	$815,159	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	257,075	251,231	251,231	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	37,084	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	-	286	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	132,491	138,063	139,921	Taiwan Cooperative Bank	Collateral for long-term loans
Machinery and equipment	117,777	234,499	263,796	Taiwan Cooperative Bank and Mega International Commercial Bank	Collateral for long-term loans
Total	$1,354,622	$1,477,228	$1,508,347

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)      As of September 30, 2017, amounts available under unused letters of credit for importing machinery and equipment was NT$2.2 billion.

(2)      The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$12.4 billion.  As of September 30, 2017, the portion of royalties and development fees not yet recognized was NT$1.1 billion.

(3)   The Company entered into several construction contracts for the expansion of its factory premise.  As of September 30, 2017, these construction contracts amounted to approximately NT$5.8 billion and the portion of the contracts not yet recognized was approximately NT$0.9 billion.

(4)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2036.  Future minimum lease payments under those leases are as follows:

Year	As of September 30, 2017
2017	$91,706
2018	342,835
2019	336,998
2020	311,926
2021	298,526
2022 and thereafter	3,157,778
Total	$4,539,769

(5)   The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting from 2015.  Up to September 30, 2017, UMC has obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of September 30, 2017, the investment amount has been RMB 4.6 billion.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

(6)   On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement.  UMC appeals an unfavorable judgment issued by the United States District Court of Southern District of New York for the subject matter on September 15, 2017.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

In October 2017, UMC issued the second five-year and seven-year domestic unsecured corporate bonds in the aggregate amount of NT$5.4 billion.  The five-year and seven-year domestic unsecured corporate bonds were issued in the amount of NT$2.0 billion and NT$3.4 billion, with annual interest rate of 0.94% and 1.13%, respectively.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	September 30, 2017	December 31, 2016	September 30, 2016
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$228,250	$263,201	$317,461
Financial assets held for trading	787,082	665,160	621,202
Subtotal	1,015,332	928,361	938,663
Available-for-sale financial assets	21,055,861	20,415,541	23,138,261
Financial assets measured at cost	2,530,440	2,760,615	2,774,368
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	69,934,218	57,575,264	55,262,374
Receivables	23,631,871	23,965,052	23,308,020
Refundable deposits	2,090,029	2,203,658	2,245,521
Other financial assets, current	1,480,280	323,769	689,384
Subtotal	97,136,398	84,067,743	81,505,299
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	2,146	543	23,643
Total	$121,740,177	$108,172,803	$108,380,234

	As of
Financial Liabilities	September 30, 2017	December 31, 2016	September 30, 2016
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$22,669,606	$20,550,801	$35,821,080
Payables	23,595,876	34,401,266	32,337,161
Guarantee deposits (current portion included)	639,946	700,339	751,711
Bonds payable (current portion included)	43,034,883	41,980,931	41,894,227
Long-term loans (current portion included)	35,395,219	29,248,690	9,015,746
Other financial liabilities-noncurrent	20,342,777	20,311,688	20,540,097
Subtotal	145,678,307	147,193,715	140,360,022
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	22,361	60,855	-
Total	$145,700,668	$147,254,570	$140,360,022

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2017 and 2016 decreases/increases by NT$230 million and NT$58 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2017 and 2016 increases/decreases by RMB$778 million and RMB$474 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2017 and 2016 to decrease/increase by NT$44 million and NT$34 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2017 and 2016 by NT$37 million and NT$22 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2017 and 2016 by NT$1,005 million and NT$1,116 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2017, December 31, 2016 and September 30, 2016, accounts receivables from the top ten customers represent 58%, 63% and 66% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$22,861,569	$-	$-	$-	$22,861,569
Payables	22,932,397	-	-	106,758	23,039,155
Guarantee deposits	172,385	13,989	30,350	423,222	639,946
Bonds payable	26,182,293	5,470,089	8,506,749	5,244,661	45,403,792
Long-term loans	2,671,823	8,665,756	14,339,389	17,791,281	43,468,249
Other financial liabilities- noncurrent	-	-	13,370,785	8,914,175	22,284,960
Total	$74,820,467	$14,149,834	$36,247,273	$32,480,097	$157,697,671

Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$422,645	$-	$-	$-	$422,645
Outflow	(424,724)	-	-	-	(424,724)
Net	(2,079)	-	-	-	(2,079)
Net settlement	(20,282)	-	-	-	(20,282)
Total	$(22,361)	$-	$-	$-	$(22,361)

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$20,916,531	$-	$-	$-	$20,916,531
Payables	33,996,623	-	-	109,075	34,105,698
Guarantee deposits	209,250	13,140	32,347	445,602	700,339
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities -noncurrent	-	-	-	22,561,882	22,561,882
Total	$67,184,641	$17,860,269	$32,802,402	$38,836,014	$156,683,326

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$-	$-	$-	$(60,855)

	As of September 30, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$36,043,355	$-	$-	$-	$36,043,355
Payables	31,925,353	-	-	122,895	32,048,248
Guarantee deposits	218,917	67,043	31,457	434,294	751,711
Bonds payable	7,994,161	10,374,721	22,888,688	3,158,763	44,416,333
Long-term loans	3,809,480	2,006,118	3,486,857	52,299	9,354,754
Other financial liabilities -noncurrent	-	-	-	22,921,395	22,921,395
Total	$79,991,266	$12,447,882	$26,407,002	$26,689,646	$145,535,796

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2017

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 206 million	September 19, 2017~October 12, 2017

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 285 million	December 1, 2016~February 16, 2017

As of September 30, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 104 million	September 9, 2016~ October 20,2016

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$787,082	$56,996	$-	$844,078
Financial assets at fair value through profit or loss, noncurrent	173,400	-	-	173,400
Available-for-sale financial assets, noncurrent	10,493,756	-	10,562,105	21,055,861
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	22,361	-	22,361

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$-	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	-	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	60,855	-	60,855

	As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$621,203	$129,645	$-	$750,848
Financial assets at fair value through profit or loss, noncurrent	169,745	41,713	-	211,458
Available-for-sale financial assets, noncurrent	12,982,680	86,053	10,069,528	23,138,261

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the nine-month periods ended September 30, 2017 and 2016, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	(184,112)	(58,360)	-	(242,472)
Recognized in other comprehensive income (loss)	209,805	15,128	(31,859)	193,074
Acquisition	169,905	148,549	414,834	733,288
Disposal	(149,789)	-	-	(149,789)
Transfer to Level 3	87,850	-	311,288	399,138
Transfer out of Level 3	(95,887)	-	-	(95,887)
Exchange effect	(26,226)	(35,914)	(46,744)	(108,884)
As of September 30, 2017	$7,699,298	$1,011,699	$1,851,108	$10,562,105

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(110,005)	(7,439)	-	(117,444)
Recognized in other comprehensive income (loss)	828,528	13,473	(16,313)	825,688
Acquisition	20,114	108,752	70,237	199,103
Disposal	(2,782)	-	-	(2,782)
Return of Capital	(31,951)	(21,062)	-	(53,013)
Transfer to Level 3	211,217	-	-	211,217
Exchange effect	(19,540)	(22,663)	(37,883)	(80,086)
As of September 30, 2016	$8,033,761	$853,470	$1,182,297	$10,069,528

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of September 30, 2017 and 2016 was NT$242 million and NT$117 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of September 30, 2017 and 2016 was NT$ 189 million and NT$826 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$43,952,311	$26,049,928	$17,902,383	$-	$43,034,883
Long-term loans (current portion included)	35,395,219	-	35,395,219	-	35,395,219

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$-	$41,980,931
Long-term loans (current portion included)	29,248,690	-	29,248,690	-	29,248,690

As of September 30, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,304,265	$25,117,998	$17,186,267	$-	$41,894,227
Long-term loans (current portion included)	9,015,746	-	9,015,746	-	9,015,746

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	September 30, 2017			December 31, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,629,819	30.23	$49,273,018	$1,818,805	32.18	$58,536,610
JPY	5,223,030	0.2677	1,398,436	8,754,059	0.2737	2,395,616
EUR	5,143	35.49	182,527	4,261	33.58	143,085
SGD	42,135	22.25	937,502	38,785	22.22	861,785
RMB	1,537,373	4.54	6,975,061	1,009,411	4.59	4,637,317

Non-Monetary items
USD	156,421	30.25	4,731,735	143,489	32.20	4,620,359
JPY	11,656,934	0.2678	3,121,727	10,919,474	0.2737	2,988,660

Financial Liabilities
Monetary items
USD	670,172	30.35	20,339,734	736,042	32.30	23,774,355
JPY	3,184,042	0.2719	865,741	6,596,609	0.2778	1,832,538
EUR	1,886	35.99	67,876	3,642	34.11	124,239
SGD	40,469	22.43	907,739	34,525	22.40	773,358
RMB	14,585,730	4.59	66,904,747	13,283,094	4.64	61,686,753

The exchange gain or loss from monetary financial assets and liabilities
USD			(587,909)			18,541
JPY			31,715			40,712
EUR			3,857			20,864
SGD			12,481			(23,102)
RMB			1,605,201			(1,559,456)
Other			483			537

	As of
	September 30, 2016
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,752,368	31.29	$54,832,873
JPY	5,599,001	0.3074	1,720,892
EUR	4,298	34.74	149,334
SGD	36,831	22.88	842,700
RMB	1,411,458	4.66	6,583,047

Non-Monetary items
USD	143,204	31.31	4,483,706
JPY	10,919,474	0.3089	3,373,026

Financial Liabilities
Monetary items
USD	771,119	31.41	24,219,488
JPY	6,102,260	0.3130	1,910,006
EUR	41,833	35.28	1,475,916
SGD	42,464	23.06	979,244
RMB	10,911,052	4.72	51,478,217

The exchange gain or loss from monetary financial assets and liabilities
USD			(301,229)
JPY			(11,641)
EUR			11,661
SGD			(8,266)
RMB			(696,623)
Other			187

(9)   Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2017 and 2016 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of September 30, 2017, December 31, 2016 and September 30, 2016 were as follows:

	As of
	September 30, 2017	December 31, 2016	September 30, 2016
Total liabilities	$169,735,846	$167,913,558	$155,960,409
Less: Cash and cash equivalents	(69,938,407)	(57,578,981)	(55,266,242)
Net debt	99,797,439	110,334,577	100,694,167
Total equity	214,437,187	218,741,624	218,998,882
Total capital	$314,234,626	$329,076,201	$319,693,049
Debt to capital ratios	31.76%	33.53%	31.50%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the nine-month period ended September 30, 2017: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2017: Please refer to Attachment 3.

c.  Securities held as of September 30, 2017 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2017: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of September 30, 2017 (excluding investment in Mainland China): Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 (Note 5).

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2017, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended September 30, 2017 and 2016 were as follows:

	For the three-month period ended September 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,612,366	$85,835	$37,698,201	$-	$37,698,201
Net revenue from sales among intersegments	-	5,274	5,274	(5,274)	-
Segment net income (loss), net of tax	2,488,497	(64,478)	2,424,019	39,899	2,463,918
Capital expenditure	7,286,484	1,742	7,288,226	-	7,288,226
Depreciation	12,935,174	53,274	12,988,448	-	12,988,448
Share of profit or loss of associates and joint ventures	155,300	9,635	164,935	39,899	204,834
Income tax expense (benefit)	401,909	(361)	401,548	-	401,548
Impairment loss	252,758	46,997	299,755	-	299,755

	For the three-month period ended September 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$38,049,769	$113,820	$38,163,589	$-	$38,163,589
Net revenue from sales among intersegments	-	2,209	2,209	(2,209)	-
Segment net income (loss), net of tax	1,956,649	(695,182)	1,261,467	494,732	1,756,199
Capital expenditure	19,855,346	6,805	19,862,151	-	19,862,151
Depreciation	12,223,437	112,435	12,335,872	-	12,335,872
Share of profit or loss of associates and joint ventures	(205,231)	(56,660)	(261,891)	494,732	232,841
Income tax expense (benefit)	194,419	24	194,443	-	194,443
Impairment loss	57,697	465,018	522,715	-	522,715

Reportable segment information for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	For the nine-month period ended September 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$112,405,269	$248,763	$112,654,032	$-	$112,654,032
Net revenue from sales among intersegments	-	12,146	12,146	(12,146)	-
Segment net income (loss), net of tax	5,524,912	(550,704)	4,974,208	464,366	5,438,574
Capital expenditure	33,270,198	4,852	33,275,050	-	33,275,050
Depreciation	38,089,017	177,672	38,266,689	-	38,266,689
Share of profit or loss of associates and joint ventures	(260,271)	(7,761)	(268,032)	464,366	196,334
Income tax expense (benefit)	611,616	(927)	610,689	-	610,689
Impairment loss	391,566	304,310	695,876	-	695,876

	For the nine-month period ended September 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$109,221,383	$342,802	$109,564,185	$-	$109,564,185
Net revenue from sales among intersegments	-	5,528	5,528	(5,528)	-
Segment net income (loss), net of tax	3,736,622	(1,210,670)	2,525,952	888,279	3,414,231
Capital expenditure	69,663,248	(7,587)	69,655,661	-	69,655,661
Depreciation	36,573,682	338,039	36,911,721	-	36,911,721
Share of profit or loss of associates and joint ventures	(868,559)	(112,625)	(981,184)	888,279	(92,905)
Income tax expense (benefit)	362,581	3,334	365,915	-	365,915
Impairment loss	477,664	530,171	1,007,835	-	1,007,835

	As of September 30, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$382,448,702	$3,138,655	$385,587,357	$(1,414,324)	$384,173,033
Segment liabilities	$168,048,600	$1,689,603	$169,738,203	$(2,357)	$169,735,846

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(1,429,196)	$386,655,182
Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$(54,570)	$167,913,558

	As of September 30, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$373,050,778	$3,788,524	$376,839,302	$(1,880,011)	$374,959,291
Segment liabilities	$154,068,372	$1,895,119	$155,963,491	$(3,082)	$155,960,409

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$45,035,480	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,650,956	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,264,022	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	495,713	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	698,130 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	4,881,503	-	1%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	160,371	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	39,990	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	159,078	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	39,789	-	0%

For the nine-month period ended September 30, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$51,968,012	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	10,466,811	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,074,098	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	618,273	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	178,422	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	168,266	-	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	147,163	Month-end 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	422	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	315,041	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	26,907	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	119,830	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	33,176	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$3,993,000	$3,993,000	$1,815,000	1.48%~1.73%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,339,159	$85,356,638

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,518	$2,366	$2,366	9.00%	Needs for operation	$2,366	-	$2,366	None	$-	$9,053	$69,432

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

Note 3: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is lower.

Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$96,026,217	$1,700,000	$1,700,000 (Note 5)	$1,246,500 (Note 5)	$-	0.80%	$96,026,217
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	96,026,217	9,377,500	9,377,500 (Note 6)	9,252,402 (Note 6)	-	4.39%	96,026,217
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	96,026,217	19,845	19,845 (Note 7)	19,845 (Note 7)	-	0.01%	96,026,217

NEXPOWER TECHNOLOGY CORP.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3, 8)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORP.	SOCIALNEX ITALIA 1 S.R.L.	2	$-	$19,259	$- (Note 7)	$-	$-	-	$-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 9)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 9)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$9,460,308	$8,897,059	$8,897,059	$6,168,721	$-	42.32%	$9,460,308

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total endorsed/guaranteed amount shall not exceed 45% of UMC's net assets value as of September 30, 2017.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million. As of September 30, 2017, actual amount provided was NT$1,247 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million. As of September 30, 2017, actual amount provided was NT$9,252 million.

Note 7: On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017. As of September 30, 2017, actual amount provided was NT$20 million.

Note 8: As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L. to remediate the excess of guarantee on June 20, 2017.

Note 9: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2017.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2017.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$127,639	6.56	$127,639	None
Stock	ELITE SEMICONDUCTOR MEMORY TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, current	3,643	146,813	1.29	146,813	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	187,200	1.20	187,200	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	79,581	0.23	79,581	None
Stock-Preferred stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,166	195,975	0.38	195,975	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	110,356	826,564	19.70	826,564	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	726,000	17.67	726,000	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	2,924,235	15.87	2,924,235	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	3,206,824	12.83	3,206,824	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	24,644	1,429,367	10.90	1,429,367	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	469,055	8.65	469,055	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	152,753	4.38	152,753	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	1,874,683	2.70	1,874,683	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,483	609,360	1.75	609,360	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	413,599	0.98	413,599	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	27,553	0.82	27,553	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2017.

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	CTBC HWA-WIN MONEY MARKET FUND	-	Financial assets at fair value through profit and loss, current	2,749	$30,085	-	$30,085	None
Fund	CTBC GLOBEL SHORT DURATION HIGH YIELD BOND FUND	-	Financial assets at fair value through profit and loss, current	2,000	19,789	-	19,789	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,764	98,801	16.01	98,801	None
Stock	TRONC-E CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,800	18,000	15.93	18,000	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	19,450	10.23	19,450	None
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,600	29,486	10.13	29,486	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	99,089	8.67	99,089	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	672	5,211	8.13	5,211	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	455,490	7.00	455,490	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,768	63,214	6.68	63,214	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	2,468	-	6.66	-	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	28,316	5.31	28,316	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	654	1,694	4.43	1,694	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,838	115,133	4.35	115,133	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	161,705	4.19	161,705	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	63,750	3.71	63,750	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	122,717	3.52	122,717	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	105,006	3.08	105,006	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,473	44,195	2.86	44,195	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	261	-	2.02	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,141	9,129	1.71	9,129	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	434	1,141	1.40	1,141	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	815	12,119	1.39	12,119	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	203,367	1.37	203,367	None

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,720	$38,356	1.29	$38,356	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	22,730	0.95	22,730	None
Stock	FUSHENG PRECISION CO., LTD.	-	Available-for-sale financial assets, noncurrent	700	85,750	0.59	85,750	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	0.58	56,100	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	241,181	0.13	241,181	None
Stock-Preferred Stock	FLOADIA CORP.	-	Available-for-sale financial assets, noncurrent	2	107,109	-	107,109	None
Stock-Preferred Stock	CEREBREX, INC.	-	Available-for-sale financial assets, noncurrent	1	90,383	-	90,383	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	2,344	23,441	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,078	27,420	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	2,187	13,768	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	17	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	21	102	-	Note	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	311	5,431	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2017.

TLC CAPITAL CO., LTD.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	$173,400	-	$173,400	None
Stock	WINKING ENTERTAINMENT LTD.	-	Available-for-sale financial assets, noncurrent	6,433	132,317	17.53	132,317	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	137,184	15.29	137,184	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	245,313	9.00	245,313	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	2,252	32,400	6.08	32,400	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	216,383	5.61	216,383	None

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200		$9,336	4.91		$9,336	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039		50,241	4.39		50,241	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-		121,760	4.24		121,760	None
Stock	SUNDIA MEDITECH GROUP	-	Available-for-sale financial assets, noncurrent	779		45,341	3.23		45,341	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,829		14,629	2.74		14,629	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6		174,314	1.17		174,314	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,422		231,865	0.77		231,865	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978		78,131	0.64		78,131	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700		56,100	0.58		56,100	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125		87,917	0.41		87,917	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	26,499		240,525	-		240,525	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Available-for-sale financial assets, noncurrent	28,535		93,801	-		93,801	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279		121,000	-		121,000	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Available-for-sale financial assets, noncurrent	359		29,222	-		29,222	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Available-for-sale financial assets, noncurrent	1,739		145,200	-		145,200	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets measured at cost, noncurrent	2,606		183,679	-		N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519		150,266	-		N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685		105,016	-		N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332		87,857	-		N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004		103,355	-		N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-		16,418	-		N/A	None

UMC CAPITAL CORP.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	ALPINE ANALYTICS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	1,718	-	USD	1,718	None

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	95	-	USD	95	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,775	18.18	USD	1,775	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	401	14.33	USD	401	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	10,883	11.47	USD	10,883	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,230	5.03	USD	6,230	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,604	4.00	USD	3,604	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	826	1.76	USD	826	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,600	1.69	USD	1,600	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,723	1.37	USD	6,723	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,190	USD	4,401	1.26	USD	4,401	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	80	USD	190	-	USD	190	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	2,644	USD	6,290	-	USD	6,290	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,807	USD	5,490	-	USD	5,490	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,349	USD	4,653	-	USD	4,653	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	6,255	USD	4,975	-	USD	4,975	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	18,419	USD	2,917	-	USD	2,917	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	2,025	USD	3,522	-	USD	3,522	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	SHOCARD, INC.	-	Available-for-sale financial assets, noncurrent	517	USD	500	-	USD	500	None

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-	Note	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,855	USD	4,580	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	6,555	USD	160	-	N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-	N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	9,461	USD	6,011	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-	N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC. (formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-	N/A	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayment for investments	-	USD	314	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2017.

UMC NEW BUSINESS INVESTMENT CORP.
				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	957		$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150		20,160	6.93	20,160	None

ATTACHMENT 4 (Securities held as of September 30, 2017) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	AULISA MEDICAL TECHNOLOGIES, INC.	-	Available-for-sale financial assets, noncurrent	800	$33,600	5.20	$33,600	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	23,498	538,115	4.35	538,115	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000	30,000	0.31	30,000	None

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets measured at cost, noncurrent	411	$4,110	1.18	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2017.

NEXPOWER TECHNOLOGY CORP.
				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	54	$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of September 30, 2017.

SINO PARAGON LIMITED
				September 30, 2017
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Available-for-sale financial assets, noncurrent	-	$15,125	16.67	$15,125	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Available-for-sale financial assets, noncurrent	-	71,825	11.16	71,825	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	10,000	$252,293	410,000	$12,976,500	-	$-	$-	$-	420,000	$9,618,779 (Note 2)
Stock	BEST ELITE INTERNATIONAL LIMITED	Investments accounted for under the equity method	Open market	-	626,566	19,946,527	36,000	1,228,392	-	-	-	-	662,566	21,049,999 (Note 3)
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investments accounted for under the equity method	Liquidation	Associate	-	1,823,457	-	-	-	1,979,758	1,823,457	47,674 (Note 4)	-	-

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,440,927) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,080,146) thousand.

Note 3 : The ending balance includes share of gain of associates and joint ventures of $406,276 thousand, retained earnings adjustment under equity method of $321,220 thousand, additional paid-in capital adjustment under equity method of $(128,848) thousand, exchange differences on translation of foreign operations adjustment under equity method of $(746,060) thousand and related parties realized gain of $22,492 thousand.
Note 4 : The disposal gain was partially offset by the exchange loss from foreign operations of $108,627 thousand.

GREEN EARTH LIMITED
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	50	$682	410,000	$12,976,500	-	$-	$-	$-	410,050	$9,381,219 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,426,876) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,080,146) thousand.

UNITED MICROCHIP CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$-	-	$12,763,429	-	$-	$-	$-	-	$9,176,844 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(1,417,498) thousand, retained earnings adjustment under equity method of $(1,088,941) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(1,080,146) thousand.

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	4,377	$779,084	-	$-	4,377	$479,932	$21,432	$458,500	-	$-

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2 : The disposal cost represents historical cost.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$45,035,480	45%	Net 60 days	N/A	N/A		$8,650,956	32%
UMC GROUP JAPAN	Subsidiary	Sales		3,264,022	3%	Net 60 days	N/A	N/A		495,713	2%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		936,399	1%	Month-end 60 days	N/A	N/A		143,003	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		698,130	1%	Net 30 days	N/A	N/A		4,881,503	18%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,461,420	99%	Net 60 days	N/A	N/A	USD	285,982	99%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	5,250	0%	Net 60 days	N/A	N/A	USD	1,322	0%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	11,163,830	95%	Net 60 days	N/A	N/A	JPY	1,847,633	93%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	547,526	5%	Net 60 days	N/A	N/A	JPY	148,292	7%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
												Note
UMC GROUP (USA)	Associate	Sales	USD	5,250	2%	Net 60 days	N/A	N/A	USD	1,322	3%
UMC GROUP JAPAN	Associate	Sales	USD	5,208	2%	Net 60 days	N/A	N/A	USD	1,315	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	USD	4,386	2%	Net 45 days	N/A	N/A	USD	885	2%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$8,650,956	$3	$8,650,959	6.76	$-	-	$3,635,713	$7,992
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	4,881,503	1,859,079	6,740,582	0.23	2,451,165	Collection in subsequent period	-	-
UMC GROUP JAPAN	Subsidiary	-	495,713	3	495,716	7.39	24,797	Collection in subsequent period	-	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	143,003	-	143,003	9.89	14,958	Collection in subsequent period	106,600	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,694,861	$88,205	$88,205
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	137,088	2,084	2,084
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,860,333	(89,623)	(52,665)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	420,000	USD	10,000	420,000	100.00	9,618,779	(1,440,927)	(1,440,927)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		5,450,000		6,000,000	471,600	100.00	5,646,971	416,434	416,434
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		5,900,000		6,000,000	590,000	100.00	1,259,407	(290,129)	(285,902)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,312	(2,902)	(2,902)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	374,800	100.00	4,692,432	254,299	241,688
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	245,004	56,351	56,351
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	18,621	807	807
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	3,500	4,300	100.00	487,208	31,811	31,811
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	89,932	(224)	(224)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	306,462	USD	266,862	662,566	96.32	21,049,999	426,021	406,276
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	480,104	(94,677)	(73,601)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	76,917	(9,168)	1,251
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,777,225		5,529,169	40,104	44.32	77,660	(257,259)	(111,169)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	680,330	32,027	13,451
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		840,000		840,000	84,000	40.00	812,195	(61,390)	(24,556)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	160,052	36.49	3,960,330	250,954	76,131
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	2,765,477	279,250	86,220
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.94	1,683,526	297,728	41,516

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$1,578,630		$768,930	32,066	35.43	$62,095	$(257,259)	$(42,363)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		308,580		245,573	16,761	22.39	262,081	30,938	4,728
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		5,454	1,194	0.73	6,915	(94,677)	(635)
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		-		800,000	-	-	-	15,553	15,553	Note

Note：On April 1, 2017, UNITRUTH INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$19,039	$405	$405
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		86,222		111,964	8,622	45.16	90,019	(37,779)	(17,062)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,372	USD	2,372	-	31.40	32,723	60,130	(5,883)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000		-	6,000	30.00	181,355	(489)	(159)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	79,901	(20,794)	(5,953)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		828,019		778,019	6,613	7.31	12,806	(257,259)	(12,354)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding		-	USD	309	-	-	-	(18,449)	(9,040)

UNITRUTH INVESTMENT CORP.(Note)
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$-		$559,700	-	-	$-	$(257,259)	$(12,578)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		-		41,007	-	-	-	30,938	32
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		-		3,402	-	-	-	(94,677)	(61)

Note：On April 1, 2017, UNITRUTH INVESTMENT CORP. was merged with FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and FORTUNE is the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	532	USD	7	USD	7
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,370	USD	(463)	USD	(38)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$167,040		$(5,648)		$(5,648)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		577,030	43,173	82.76		69,325		(43,753)		(36,211)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		(7,953)		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		241,157		(47,687)		(11,988)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$122,416		$1,167		$1,167
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(1,395)		-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(7,953)		-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,200	USD	900	1,200	100.00		$9,144		$(5,555)		$(5,555)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,381		$126		$126

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$125,360		$(793)		$(793)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	366,859	USD	14,084	USD	14,084

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	366,859	USD	14,084	USD	14,084

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00		$30,483		$(54)		$(54)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		31,380		646		646
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		450,304		48,912		48,912

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2017) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	$9,124	$(214)	$(214)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2017			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	410,050	USD	50	410,050	100.00	$9,381,219	$(1,426,876)	$(1,426,876)

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2017)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2017			Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2017				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of September 30, 2017		Accumulated inward remittance of earnings as of September 30, 2017

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,200 800)	(ii)SOARING COPITAL CORP.	(USD	$24,200 800)		$-	$-	(USD	$24,200 800)		$435	100.00%		$435 2. (iii)		$18,677		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,361,100 300,000)	(i)	(USD	41,140 1,360)		-	-	(USD	41,140 1,360)		552	50.00%		- 2. (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,270,360 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	633,133 20,930)		-	-	(USD	633,133 20,930)		1,334	50.00%		- 2. (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	93,775 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	93,775 3,100)		-	-	(USD	93,775 3,100)		937	100.00%		937 2. (iii)		28,456	(USD	119,094 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,541,000 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	612,563 20,250)		-	-	(USD	612,563 20,250)	(RMB	(10,213) (2,251))	25.14%	(RMB	(2,567) (566)) 2. (ii)	(RMB	237,249 52,292)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,495,000 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,072,576 266,862)	(USD	1,197,900 39,600)	-	(USD	9,270,476 306,462)	(USD	426,495 14,099)	96.32% (Note 4)	(USD	406,802 13,448) 2. (ii)	(USD	20,248,412 669,369)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	15,125 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	15,125 500)		-	-	(USD	15,125 500)		(1,032)	100.00%		(1,032) 2. (iii)		13,782		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	136,110 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	27,730 6,112)	96.32%	(RMB	26,700 5,885) 2. (iii)	(RMB	168,436 37,125)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	40,911,372 9,017,274)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	(USD	12,198,857 403,268)	-	(USD	12,198,857 403,268) (Note 5)	(RMB	(4,773,105) (1,052,040))	50.27%	(RMB	(2,370,392) (522,458)) 2. (ii)	(RMB	15,417,484 3,398,167)		-

Accumulated investment in Mainland China as of September 30, 2017		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$22,889,269 (USD 756,670)			$34,773,857 (USD 1,149,549)			$128,034,956

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the parent company's auditors.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA

	in the total amount of US$383,569 thousand. As of September 30, 2017, the amount of investment US$2,640 thousand has not yet been remitted.
Note 5 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)'s investment has been approved by the Investment Commission, MOEA in the total amount of US$719,040 thousand.
	The investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$269,040 thousand, and indirectly invested in USCXM via investment in GREEN EARTH LIMITED was US$403,268 thousand.